SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

 For the month of November, 2013

AVIVA PLC

 (Translation of registrant's name into English)

ST HELEN’S, 1 UNDERSHAFT
LONDON EC3P 3DQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure:
3Q 2013 IMS dated 7 November 2013

Start

News Release

Aviva plc

Interim management statement for the nine months to 30 September 2013

07 November 2013

Aviva plc Third Quarter 2013
Interim Management Statement

Mark Wilson, Group Chief Executive Officer, said:

"Progress is in line with our expectations and we remain focused on delivering cash flow plus growth. In the first nine months of 2013 our key measure of growth, value of new business, increased by 14%. We had strong performances from France and our growth markets of Turkey, Poland and Asia. Conversely, value of new business remains depressed in our turnaround businesses of Italy and Spain, and this is being addressed.

"Capital generation in the period was stable at £1.3 billion and our economic capital surplus now stands at £8 billion. We continue to make satisfactory progress on cost reduction, with operating expenses 10% below the 2011 baseline.

"Aviva remains in the early stages of turnaround. Whilst we have resolved a key issue in the disposal of our US business and have made progress in a number of areas, there remains much work to be done."

Cash flow	■ Operating capital generation stable at £1.3 billion1 (9M12: £1.3 billion) ■ Continued focus on improving remittance ratios ■ Full update on cash remittances to be provided at the year end
Expenses	■ Operating expenses of £2,277 million, 10% lower than our 2011 baseline
Value of new business
■ Value of new business up 14% to £571 million2 (9M12: £503 million)
■ Increase driven by France (+33%) and our growth markets of Turkey (+40%), Poland (+48%) and Asia (+43%)
■ Growth markets contributed 22% of value of new business (9M12: 18%)

Combined operating ratio	■ Combined operating ratio stable at 96.9% (9M12: 96.7%)
Balance sheet
■ Pro forma3 economic capital4 surplus at £8.0 billion (HY13: £7.6 billion)
■ IFRS net asset value per share 273p (HY13: 281p)
■ MCEV5 net asset value per share 437p (HY13: 441p)
■ Completed sale of US business for US$2.6 billion6 (£1.6 billion) in October

1  On a continuing basis. All numbers are continuing unless otherwise stated.

2  On a continuing basis excluding Malaysia and Sri Lanka.

3  The pro forma economic capital surplus includes the impact of the US Life transaction and an increase in the risk allowance for staff pension schemes from five to ten years of stressed contributions.

4  The economic capital surplus represents an estimated position. The capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as  required by regulators or other third parties.

5  In preparing the MCEV information, the directors have done so in accordance with the European Insurance CFO Forum MCEV Principles with the exception of stating held for sale operations at their expected fair value, as represented by expected sale proceeds, less cost to sell.

6  Transactional proceeds include repayment of an external loan of US$290 million.

Key financial metrics

Operating Capital Generation

Continuing Operations	9 months 2013 £bn	9 months 2012 £bn
United Kingdom & Ireland life	0.4	0.5
United Kingdom & Ireland general insurance & health	0.3	0.3
Europe	0.5	0.4
Canada	0.1	0.1
Asia & Other	-	-
Total	1.3	1.3

Expenses

Continuing operations	9 months 2013 £m	9 months 2012 £m	Sterling% change
Operating expenses	2,277	2,449	(7)%
Integration & restructuring costs	198	252	(21)%
Total expenses	2,475	2,701	(8)%

Value of new business

Continuing operations	9 months 2013 £m	9 months 2012 £m	Sterling % change
United Kingdom	302	288	5%
Ireland	2	(11)	-
France	112	84	33%
Poland	34	23	48%
Italy	7	19	(63)%
Spain	19	32	(41)%
Turkey	28	20	40%
Other	1	2	(50)%
Asia1	66	46	43%
Value of new business - ongoing basis	571	503	14%
Effect of disposals (Malaysia & Sri Lanka)	1	8	(88)%
Value of new business	572	511	12%

General insurance combined operating ratio

Continuing operations	9 months 2013	9 months 2012	Change
United Kingdom	95.5%	97.0%	(1.5)pp
Ireland	98.3%	105.3%	(7.0)pp
France	97.4%	94.9%	2.5pp
Italy	95.9%	100.9%	(5.0)pp
Other Europe	109.2%	119.8%	(10.6)pp
Europe	98.3%	99.5%	(1.2)pp
Canada	95.2%	92.6%	2.6pp
General insurance combined operating ratio	96.9%	96.7%	0.2pp

Capital position

	Pro forma3 30 September 2013 £bn	Pro forma3 30 June 2013 £bn	30 September 2013 £bn	30 June 2013 £bn
Estimated economic capital surplus2	8.0	7.6	7.4	7.1
Estimated IGD solvency surplus	3.7	3.7	4.0	4.2
IFRS net asset value per share			273p	281p
MCEV4 net asset value per share			437p	441p

1 Excluding Malaysia and Sri Lanka.

2    The economic capital surplus represents an estimated position. The capital requirement is based on Aviva's own internal assessment and capital management policies. The term 'economic capital' does not imply capital as required by regulators or other third parties.

3    The pro forma economic capital and IGD surpluses include the impact of the US Life transaction and, for economic capital only, an increase in pension scheme risk allowance from five to ten years of stressed contributions.

4    In preparing the MCEV information, the directors have done so in accordance with the European Insurance CFO Forum MCEV Principles with the exception of stating held for sale operations at their expected fair value, as represented by expected sale proceeds, less cost to sell.

Group Chief Executive Officer's report
Overview

Performance in the first nine months of 2013 has been satisfactory. In line with our investment thesis of `cash flow plus growth', operating capital generation was stable and we have increased the value of new business. We are on track with our cost cutting programme and the combined operating ratio of our general insurance business was broadly unchanged at 96.9% (9M12: 96.7%).

On the 2nd October we completed the sale of the US business which is an important step in simplifying Aviva. We also made a number of senior management changes recently to ensure we have the right team to take Aviva forward.

Operating Capital Generation ■ Operating capital generation stable at £1.3 billion

In March we set out Aviva's investment thesis, 'cash flow plus growth' and our focus is on improving dividends paid by our business units to Group. Operating capital generation (OCG) is a precursor to cash remitted to Group and in the first nine months, OCG was stable at £1.3 billion (9M12: £1.3 billion). Lower capital generation due to floods in Canada was more than offset by expense reductions across Aviva and lower new business strain. Historically the remittance ratios from OCG to dividends have been materially lower than our peers, and improving this ratio remains an absolute priority.

Expenses ■ Operating expenses of £2,277 million 10% lower than 2011 baseline.

Reducing our expense base is essential to the transformation of Aviva and improving cash flows. We have made further progress in this area, and operating expenses are 10% below the 2011 baseline expense level and 7% lower year-on-year. We are on track to deliver a cost-base in 2014 which is £400 million lower than 2011, regardless of the impact of inflation.

Integration and restructuring costs at Aviva have been historically high and an impediment to cash remitted to Group. In the first nine months of 2013 restructuring costs fell 21% to £198 million. In line with our previous indications, we expect restructuring costs for 2013 to be lower than the 2012 level of £461 million and materially lower in 2014.

Value of new business ■ Value of new business up 14% to £571 million7 ■ Increase driven by France and our growth markets of Poland, Turkey and Asia

Value of new business (VNB) is our key measure of growth. Over the first nine months of the year VNB improved 14% to £571 million7 (9M12: £503 million). In line with our previous guidance we expect overall growth of VNB to moderate in the final quarter of the year primarily due to a strong 4Q 2012.

Our two major life cash-generators, UK and France, increased VNB by 5% and 33% respectively. In the UK deliberate actions to improve margin led to an increase in VNB and lower volumes, both in line with our expectations.

In France, VNB increased 33%. This was mainly driven by outperformance from our AFER network and a shift in Aviva's business mix towards higher margin unit linked and protection products across all channels.

In the first nine months of 2013, our growth markets of Poland, Turkey and Asia7 increased VNB by 48%, 40% and 43% respectively. Collectively, these businesses grew by 44% and contributed 22% of Group VNB (9M12: 18%).

In Spain and Italy - two of our turnaround businesses - the value of new business fell to £19 million and £7 million respectively (9M12: £32 million, £19 million). Actions are underway to improve performance in both of these businesses including focusing more on protection and unit-linked products and potentially exiting unprofitable distribution agreements.

Combined operating ratio ■ COR stable at 96.9%

In general insurance the combined operating ratio (COR) remained stable at 96.9% (9M12: 96.7%) reflecting the benefit of our geographic diversification. In the UK COR was 95.5%, as a result of lower expenses and favourable weather conditions. We expect the losses from the UK storms in October to be in the region of £10 million. In Canada COR was 95.2% despite the impact of two 1:100 year floods. Across our general insurance businesses in Europe, the COR was 98.3% (9M12: 99.5%) with improved profitability in Italy and Poland offsetting a deterioration in France mainly due to adverse weather.

Net written premiums in our general insurance and health business were 2% lower at £6,604 million (9M12: £6,735 million). Growth in Canada was more than offset by a 6% reduction in UK GI volumes due to a combination of the softening personal lines rate environment and a shift in business mix in UK motor.

7. On a continuing basis excluding Malaysia and Sri Lanka. ---------------------------------------------------------------------------------------------------------------------

Page 4
Balance sheet ■ IFRS net asset value per share 273p ■ Pro forma economic capital at £8.0 billion ■ Completed sale of US business for US$2.6 billion8

The IFRS net asset value per share decreased by 3% to 273p. Profits in the period and additional proceeds from the sale of the US were offset by foreign exchange movements and a reduction in the accounting surplus on the Aviva staff pension scheme on an IAS19 basis.

Maintaining a healthy capital position is an important priority and the pro forma economic capital surplus was £8.0 billion, a coverage ratio of 178%.

In October we completed the sale of Aviva USA, which is an important development for the company. Transaction proceeds were higher than previously announced at US$2.6 billion8 (£1.6 billion), further strengthening the Group's capital position.

Net asset value9	IFRS	MCEV
Opening NAV per share at 30 June 2013	281p	441p
US disposal	8p	8p
Pension fund	(11)p	(11)p
Foreign exchange	(8)p	(11)p
Profit and other movements	3p	10p
Closing NAV per share at 30 September 2013	273p	437p

The balance of our inter-company loan remains unchanged from our last reporting date at £5.1 billion. We continue to see a substantial reduction in the loan over the next couple of years as one of our key priorities and remain in active dialogue with our regulator about the ultimate level and the options for achieving it.

The Polish government's review of the Pillar II pension system continues. Our current expectation is that the potential legislative change would reduce our Poland pensions' value in force (VIF) by between £150 million and £400 million, in line with our previous guidance. This reduction has not been reflected in these results due to the continuing significant level of uncertainty.

Management

One of the priorities this year has been to strengthen the senior management team. It is critical that we have the best possible leadership team so that Aviva can achieve its potential. We have made two important appointments recently. In September Maurice Tulloch was appointed Chief Executive Officer of our UK & Ireland general insurance business, and in October Greg Somerville became Chief Executive of Aviva Canada. Both Maurice and Greg have long track records of success at Aviva. Their appointments build on the changes that have been made to the senior management team in the first half of the year.

Outlook

In summary, overall operating performance continues to be satisfactory and Aviva is where I thought it would be at this point in its transformation. Although the macroeconomic environment is showing signs of improvement, our plans do not require this. The turnaround at Aviva is still in its infancy; we have made progress this year and whilst there is room for optimism there remains much to do.

8  Transactional proceeds include repayment of an external loan of US$290 million.
9  Net of tax and non-controlling interests.

Notes to editors

All comparators are for the nine months to 30 September 2012 unless otherwise stated.
Income and expenses of foreign entities are translated at average exchange rates while their assets and liabilities are translated at the closing rates on 30 September 2013. The average rates employed in this announcement are 1 euro = £0.85 (9 months to 30 September 2012: 1 euro = £0.81) and US$1 = £0.65 (9 months to 30 September 2012: US$1 = £0.63).
Growth rates in the press release have been provided in sterling terms unless stated otherwise. The following supplement presents this information on both a sterling and local currency basis.

Cautionary statements:
This should be read in conjunction with the documents filed by Aviva plc (the "Company" or "Aviva") with the United States Securities and Exchange Commission ("SEC"). This announcement contains, and we may make verbal statements containing, "forward-looking statements" with respect to certain of Aviva's plans and current goals and expectations relating to future financial condition, performance, results, strategic initiatives and objectives. Statements containing the words "believes", "intends", "expects", "plans", "will," "seeks", "aims", "may", "could", "outlook", "estimates" and "anticipates", and words of similar meaning, are forward-looking. By their nature, all forward-looking statements involve risk and uncertainty. Accordingly, there are or will be important factors that could cause actual results to differ materially from those indicated in these statements. Aviva believes factors that could cause actual results to differ materially from those indicated in forward-looking statements in the presentation include, but are not limited to: the impact of ongoing difficult conditions in the global financial markets and the economy generally; the impact of various local political, regulatory and economic conditions; market developments and government actions regarding the sovereign debt crisis in Europe; the effect of credit spread volatility on the net unrealised value of the investment portfolio; the effect of losses due to defaults by counterparties, including potential sovereign debt defaults or restructurings, on the value of our investments; changes in interest rates that may cause policyholders to surrender their contracts, reduce the value of our portfolio and impact our asset and liability matching; the impact of changes in equity or property prices on our investment portfolio; fluctuations in currency exchange rates; the effect of market fluctuations on the value of options and guarantees embedded in some of our life insurance products and the value of the assets backing their reserves; the amount of allowances and impairments taken on our investments; the effect of adverse capital and credit market conditions on our ability to meet liquidity needs and our access to capital; a cyclical downturn of the insurance industry; changes in or inaccuracy of assumptions in pricing and reserving for insurance business (particularly with regard to mortality and morbidity trends, lapse rates and policy renewal rates), longevity and endowments; the impact of catastrophic events on our business activities and results of operations; the inability of reinsurers to meet obligations or unavailability of reinsurance coverage; increased competition in the UK and in other countries where we have significant operations; the effect of the European Union's "Solvency II" rules on our regulatory capital requirements; the impact of actual experience differing from estimates used in valuing and amortising deferred acquisition costs ("DAC") and acquired value of in-force business ("AVIF"); the impact of recognising an impairment of our goodwill or intangibles with indefinite lives; changes in valuation methodologies, estimates and assumptions used in the valuation of investment securities; the effect of legal proceedings and regulatory investigations; the impact of operational risks, including inadequate or failed internal and external processes, systems and human error or from external events; risks associated with arrangements with third parties, including joint ventures; funding risks associated with our participation in defined benefit staff pension schemes; the failure to attract or retain the necessary key personnel; the effect of systems errors or regulatory changes on the calculation of unit prices or deduction of charges for our unit-linked products that may require retrospective compensation to our customers; the effect of a decline in any of our ratings by rating agencies on our standing among customers, broker-dealers, agents, wholesalers and other distributors of our products and services; changes to our brand and reputation; changes in government regulations or tax laws in jurisdictions where we conduct business; the inability to protect our intellectual property; the effect of undisclosed liabilities, integration issues and other risks associated with our acquisitions; and the timing impact and other uncertainties relating to acquisitions and disposals and relating to other future acquisitions, combinations or disposals within relevant industries. For a more detailed description of these risks, uncertainties and other factors, please see Item 3d, "Risk Factors", and Item 5, "Operating and Financial Review and Prospects" in Aviva's Annual Report Form 20-F as filed with the SEC on 25 March 2013. Aviva undertakes no obligation to update the forward looking statements in this announcement or any other forward-looking statements we may make. Forward-looking statements in this presentation are current only as of the date on which such statements are made.

Aviva plc is a company registered in England No. 2468686.
Registered office
St Helen's
1 Undershaft
London
EC3P 3DQ

Contacts

Investor contacts	Media contacts	Timings
Colin Simpson +44 (0)20 7662 8115 David Elliot +44 (0)207 662 8048	Nigel Prideaux +44 (0)20 7662 0215 Andrew Reid +44 (0)20 7662 3131 Sarah Swailes +44 (0)20 7662 6700	Real time media conference call: 07:30 hrs GMT Analyst conference call: 08:30 hrs GMT Tel: +44 (0)20 3427 1917 Conference ID: 8270708

Statistical supplement

1.   Trend analysis of VNB (continuing operations) - cumulative

2.   Trend analysis of VNB (continuing operations) - discrete

3.   Trend analysis of PVNBP (continuing operations) - cumulative

4.   Trend analysis of PVNBP (continuing operations) - discrete

5.   Trend analysis of PVNBP by product (continuing operations) - cumulative

6.   Trend analysis of PVNBP by product (continuing operations) - discrete

7.   Geographical analysis of regular and single premiums - life and pensions sales (continuing operations)

8.   Trend analysis of Investment sales (continuing operations) - cumulative

9.   Trend analysis of Investment sales (continuing operations) - discrete

10. Trend analysis of general insurance and health net written premiums - cumulative

11. Trend analysis of general insurance and health net written premiums - discrete

1 - Trend analysis of VNB (continuing operations1) - cumulative

									Growth on 3Q12 YTD
Gross of tax and non-controlling interests	1Q12 YTD £m	2Q12 YTD £m	3Q12 YTD £m	4Q12 YTD £m	1Q13 YTD £m	2Q13 YTD £m	3Q13 YTD £m	Sterling %	Local currency %
United Kingdom	81	182	288	420	108	211	302	5%	5%
Ireland	(2)	(6)	(11)	(8)	(1)	1	2	118%	118%
United Kingdom & Ireland	79	176	277	412	107	212	304	10%	10%
France	35	62	84	119	39	86	112	33%	27%
Poland	10	18	23	35	10	21	34	48%	42%
Italy	9	14	19	29	4	6	7	(63)%	(65)%
Spain	14	21	32	56	5	13	19	(41)%	(44)%
Turkey	6	13	20	30	10	20	28	40%	47%
Other Europe	-	2	2	2	1	1	1	(50)%	(50)%
Europe	74	130	180	271	69	147	201	12%	7%
Asia - excluding Malaysia & Sri Lanka	14	29	46	55	19	41	66	43%	38%
Value of new business - ongoing basis	167	335	503	738	195	400	571	14%	12%
Effect of disposals (Malaysia & Sri Lanka)	2	8	8	8	1	1	1	(88)%	(88)%
Total value of new business	169	343	511	746	196	401	572	12%	10%

1  Following the announced disposal of US Life in Q4 2012, it was no longer managed on a MCEV basis and it was no longer included in covered business. The sale of US Life was completed on 2 October 2013.

2 - Trend analysis of VNB (continuing operations1) - discrete

									Growth on 3Q12
Gross of tax and non-controlling interests	1Q12 Discrete £m	2Q12 Discrete £m	3Q12 Discrete £m	4Q12 Discrete £m	1Q13 Discrete £m	2Q13 Discrete £m	3Q13 Discrete £m	Sterling %	Local currency %
United Kingdom	81	101	106	132	108	103	91	(14)%	(14)%
Ireland	(2)	(4)	(5)	3	(1)	2	1	(120)%	(119)%
United Kingdom & Ireland	79	97	101	135	107	105	92	(9)%	(9)%
France	35	27	22	35	39	47	26	18%	14%
Poland	10	8	5	12	10	11	13	160%	145%
Italy	9	5	5	10	4	2	1	(80)%	(81)%
Spain	14	7	11	24	5	8	6	(45)%	(48)%
Turkey	6	7	7	10	10	10	8	14%	16%
Other Europe	-	2	-	-	1	-	-	-	-
Europe	74	56	50	91	69	78	54	8%	4%
Asia - excluding Malaysia & Sri Lanka	14	15	17	9	19	22	25	47%	43%
Value of new business - ongoing basis	167	168	168	235	195	205	171	2%	1%
Effect of disposals (Malaysia & Sri Lanka)	2	6	-	-	1	-	-	-	-
Total value of new business	169	174	168	235	196	205	171	2%	1%

1  Following the announced disposal of US Life in Q4 2012, it was no longer managed on a MCEV basis and it was no longer included in covered business. The sale of US Life was completed on 2 October 2013.

3 - Trend analysis of PVNBP (continuing operations1) - cumulative

									Growth on 3Q12 YTD
Present value of new business premiums 2	1Q12 YTD £m	2Q12 YTD £m	3Q12 YTD £m	4Q12 YTD £m	1Q13 YTD £m	2Q13 YTD £m	3Q13 YTD £m	Sterling %	Local currency %
Life and pensions business
United Kingdom	2,430	5,387	8,002	10,410	2,336	4,441	6,657	(17)%	(17)%
Ireland	199	342	469	632	117	225	338	(28)%	(31)%
United Kingdom & Ireland	2,629	5,729	8,471	11,042	2,453	4,666	6,995	(17)%	(18)%
France	1,092	1,944	2,671	3,638	1,245	2,373	3,382	27%	21%
Poland	107	201	274	373	123	227	358	31%	24%
Italy	673	1,259	1,603	1,971	614	1,305	1,751	9%	5%
Spain	402	705	934	1,295	375	641	813	(13)%	(16)%
Turkey	68	141	212	312	135	253	341	61%	64%
Other Europe	56	108	132	158	20	20	20	(85)%	(85)%
Europe	2,398	4,358	5,826	7,747	2,512	4,819	6,665	14%	10%
Asia - excluding Malaysia & Sri Lanka	418	854	1,287	1,673	472	845	1,243	(3)%	(6)%
Other business3	13	30	79	92	4	7	28	(65)%	(65)%
Total life and pensions - ongoing basis	5,458	10,971	15,663	20,554	5,441	10,337	14,931	(5)%	(6)%
Effect of disposals (Malaysia & Sri Lanka)	24	59	80	92	16	16	16	(80)%	(80)%
Total life and pensions	5,482	11,030	15,743	20,646	5,457	10,353	14,947	(5)%	(7)%
Investment sales4	949	1,934	3,400	4,586	1,134	2,498	3,718	9%	7%
Total long-term savings sales	6,431	12,964	19,143	25,232	6,591	12,851	18,665	(2)%	(4)%

1  Following the announced disposal of US Life in Q4 2012, it was no longer managed on a MCEV basis and it was no longer included in covered business. The sale of US Life was completed on 2 October 2013.

2  Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

3 Other business represents the results of Aviva Investors Pooled Pensions.

4 Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.

4 - Trend analysis of PVNBP (continuing operations1) - discrete

									Growth on 3Q12
Present value of new business premiums 2	1Q12 Discrete £m	2Q12 Discrete £m	3Q12 Discrete £m	4Q12 Discrete £m	1Q13 Discrete £m	2Q13 Discrete £m	3Q13 Discrete £m	Sterling %	Local currency %
Life and pensions business
United Kingdom	2,430	2,957	2,615	2,408	2,336	2,105	2,216	(15)%	(15)%
Ireland	199	143	127	163	117	108	113	(11)%	(14)%
United Kingdom & Ireland	2,629	3,100	2,742	2,571	2,453	2,213	2,329	(15)%	(15)%
France	1,092	852	727	967	1,245	1,128	1,009	39%	33%
Poland	107	94	73	99	123	104	131	79%	70%
Italy	673	586	344	368	614	691	446	30%	24%
Spain	402	303	229	361	375	266	172	(25)%	(28)%
Turkey	68	73	71	100	135	118	88	24%	26%
Other Europe	56	52	24	26	20	-	-	(100)%	(100)%
Europe	2,398	1,960	1,468	1,921	2,512	2,307	1,846	26%	21%
Asia - excluding Malaysia & Sri Lanka	418	436	433	386	472	373	398	(8)%	(11)%
Other business3	13	17	49	13	4	3	21	(57)%	(57)%
Total life and pensions - ongoing basis	5,458	5,513	4,692	4,891	5,441	4,896	4,594	(2)%	(4)%
Effect of disposals (Malaysia & Sri Lanka)	24	35	21	12	16	-	-	(100)%	(100)%
Total life and pensions	5,482	5,548	4,713	4,903	5,457	4,896	4,594	(3)%	(4)%
Investment sales4	949	985	1,466	1,186	1,134	1,364	1,220	(17)%	(19)%
Total long-term savings sales	6,431	6,533	6,179	6,089	6,591	6,260	5,814	(6)%	(8)%

1  Following the announced disposal of US Life in Q4 2012, it was no longer managed on a MCEV basis and it was no longer included in covered business. The sale of US Life was completed on 2 October 2013.

2  Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

3 Other business represents the results of Aviva Investors Pooled Pensions.

4 Investment sales are calculated as new single premium plus the annualised value of new regular premiums.

5 -Trend analysis of PVNBP by product (continuing operations1) - cumulative

									Growth on 3Q12 YTD
Present value of new business premiums2	1Q12 YTD £m	2Q12 YTD £m	3Q12 YTD £m	4Q12 YTD £m	1Q13 YTD £m	2Q13 YTD £m	3Q13 YTD £m	Sterling %	Local currency %
Life and pensions business
Pensions	1,251	2,762	3,963	5,158	1,322	2,479	3,818	(4)%	(4)%
Annuities	662	1,555	2,459	3,211	630	1,217	1,664	(32)%	(32)%
Bonds	128	253	322	379	33	59	97	(70)%	(70)%
Protection	300	608	920	1,228	253	504	781	(15)%	(15)%
Equity release	89	209	338	434	98	182	297	(12)%	(12)%
United Kingdom	2,430	5,387	8,002	10,410	2,336	4,441	6,657	(17)%	(17)%
Ireland	199	342	469	632	117	225	338	(28)%	(31)%
United Kingdom & Ireland	2,629	5,729	8,471	11,042	2,453	4,666	6,995	(17)%	(18)%
Savings	1,038	1,842	2,541	3,462	1,169	2,235	3,206	26%	21%
Protection	54	102	130	176	76	138	176	35%	30%
France	1,092	1,944	2,671	3,638	1,245	2,373	3,382	27%	21%
Pensions	180	311	430	672	246	409	577	34%	32%
Savings	994	1,836	2,337	2,888	882	1,770	2,353	1%	(3)%
Annuities	11	18	25	39	11	17	20	(20)%	(23)%
Protection	121	249	363	510	128	250	333	(8)%	(11)%
Poland, Italy, Spain & Other Europe	1,306	2,414	3,155	4,109	1,267	2,446	3,283	4%	-
Europe	2,398	4,358	5,826	7,747	2,512	4,819	6,665	14%	10%
Asia (excluding Malaysia & Sri Lanka)	418	854	1,287	1,673	472	845	1,243	(3)%	(6)%
Other business3	13	30	79	92	4	7	28	(65)%	(65)%
Total life and pensions sales - ongoing basis	5,458	10,971	15,663	20,554	5,441	10,337	14,931	(5)%	(6)%
Effect of disposals (Malaysia & Sri Lanka)	24	59	80	92	16	16	16	(80)%	(80)%
Total life and pensions	5,482	11,030	15,743	20,646	5,457	10,353	14,947	(5)%	(7)%

1  Following the announced disposal of US Life in Q4 2012, it was no longer managed on a MCEV basis and it was no longer included in covered business. The sale of US Life was completed on 2 October 2013.

2  Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

3 Other business represents the results of Aviva Investors Pooled Pensions.

6 - Trend analysis of PVNBP by product (continuing operations1) - discrete

									Growth on 3Q12
Present value of new business premiums2	1Q12 Discrete £m	2Q12 Discrete £m	3Q12 Discrete £m	4Q12 Discrete £m	1Q13 Discrete £m	2Q13 Discrete £m	3Q13 Discrete £m	Sterling %	Local currency %
Life and pensions business
Pensions	1,251	1,511	1,201	1,195	1,322	1,157	1,339	11%	11%
Annuities	662	893	904	752	630	587	447	(51)%	(51)%
Bonds	128	125	69	57	33	26	38	(45)%	(45)%
Protection	300	308	312	308	253	251	277	(11)%	(11)%
Equity release	89	120	129	96	98	84	115	(11)%	(11)%
United Kingdom	2,430	2,957	2,615	2,408	2,336	2,105	2,216	(15)%	(15)%
Ireland	199	143	127	163	117	108	113	(11)%	(14)%
United Kingdom & Ireland	2,629	3,100	2,742	2,571	2,453	2,213	2,329	(15)%	(15)%
Savings	1,038	804	699	921	1,169	1,066	971	39%	33%
Protection	54	48	28	46	76	62	38	36%	30%
France	1,092	852	727	967	1,245	1,128	1,009	39%	33%
Pensions	180	131	119	242	246	163	168	41%	40%
Savings	994	842	501	551	882	888	583	16%	12%
Annuities	11	7	7	14	11	6	3	(57)%	(59)%
Protection	121	128	114	147	128	122	83	(27)%	(29)%
Poland, Italy, Spain & Other Europe	1,306	1,108	741	954	1,267	1,179	837	13%	9%
Europe	2,398	1,960	1,468	1,921	2,512	2,307	1,846	26%	21%
Asia (excluding Malaysia & Sri Lanka)	418	436	433	386	472	373	398	(8)%	(11)%
Other business3	13	17	49	13	4	3	21	(57)%	(57)%
Total life and pensions sales - ongoing basis	5,458	5,513	4,692	4,891	5,441	4,896	4,594	(2)%	(4)%
Effect of disposals (Malaysia & Sri Lanka)	24	35	21	12	16	-	-	(100)%	(100)%
Total life and pensions sales	5,482	5,548	4,713	4,903	5,457	4,896	4,594	(3)%	(4)%

1  Following the announced disposal of US Life in Q4 2012, it was no longer managed on a MCEV basis and it was no longer included in covered business. The sale of US Life was completed on 2 October 2013.

2  Present value of new business premiums (PVNBP) is the present value of new regular premiums plus 100% of single premiums, calculated using assumptions consistent with those used to determine the value of new business.

3 Other business represents the results of Aviva Investors Pooled Pensions.

7 - Geographical analysis of regular and single premiums - life and pensions sales (continuing operations1)

					Regular premiums			Single premiums
	9 months 2013 £m	Local currency growth	WACF	Present value £m	9 months 2012 £m	WACF	Present value £m	9 months 2013 £m	9 months 2012 £m	Local currency growth
United Kingdom	538	(6)%	4.8	2,608	572	5.2	2,968	4,049	5,034	(20)%
Ireland	18	(28)%	4.6	83	25	3.9	98	255	371	(34)%
United Kingdom & Ireland	556	(7)%	4.8	2,691	597	5.1	3,066	4,304	5,405	(21)%
France	65	18%	8.3	538	53	6.9	367	2,844	2,304	18%
Poland	36	38%	7.4	268	25	7.6	189	90	85	1%
Italy	42	(9)%	5.8	243	44	5.5	244	1,508	1,359	6%
Spain	39	(19)%	5.7	222	46	5.8	266	591	668	(15)%
Turkey	73	83%	4.1	299	41	4.2	173	42	39	11%
Other Europe	4	(79)%	1.5	6	19	5.1	96	14	36	(61)%
Europe	259	11%	6.1	1,576	228	5.9	1,335	5,089	4,491	9%
Asia - excluding Malaysia & Sri Lanka	217	3%	5.4	1,164	205	5.2	1,073	79	214	(64)%
Other	-	-	-	-	-	-	-	28	79	(65)%
Total life and pensions - ongoing basis	1,032	(1)%	5.3	5,431	1,030	5.3	5,474	9,500	10,189	(9)%
Effect of disposals (Malaysia & Sri Lanka)	2	(88)%	4.0	8	17	3.6	61	8	19	(58)%
Total life and pensions sales	1,034	(2)%	5.3	5,439	1,047	5.3	5,535	9,508	10,208	(9)%

1. Following the announced disposal of US Life in Q4 2012, it was no longer managed on a MCEV basis and it was no longer included in covered business. The sale of US Life was completed on 2 October 2013.

8 - Trend analysis of Investment sales (continuing operations) - cumulative

									Growth on 3Q12 YTD
Investment sales1	1Q12 YTD £m	2Q12 YTD £m	3Q12 YTD £m	4Q12 YTD £m	1Q13 YTD £m	2Q13 YTD £m	3Q13 YTD £m	Sterling %	Local currency %
United Kingdom & Ireland	432	823	1,269	1,730	305	841	1,494	18%	18%
Aviva Investors	479	1,043	2,038	2,727	787	1,563	2,100	3%	(1)%
Asia	38	68	93	129	42	94	124	33%	31%
Total investment sales	949	1,934	3,400	4,586	1,134	2,498	3,718	9%	7%

1  Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.

9 - Trend analysis of Investment sales (continuing operations) - discrete

									Growth on 3Q12
Investment sales1	1Q12 Discrete £m	2Q12 Discrete £m	3Q12 Discrete £m	4Q12 Discrete £m	1Q13 Discrete £m	2Q13 Discrete £m	3Q13 Discrete £m	Sterling %	Local currency %
United Kingdom & Ireland	432	391	446	461	305	536	653	46%	46%
Aviva Investors	479	564	995	689	787	776	537	(46)%	(48)%
Asia	38	30	25	36	42	52	30	20%	17%
Total investment sales	949	985	1,466	1,186	1,134	1,364	1,220	(17)%	(19)%

1  Investment sales are calculated as new single premiums plus the annualised value of new regular premiums.

10 - Trend analysis of general insurance and health net written premiums - cumulative

									Growth on 3Q12 YTD
	1Q12 YTD £m	2Q12 YTD £m	3Q12 YTD £m	4Q12 YTD £m	1Q13 YTD £m	2Q13 YTD £m	3Q13 YTD £m	Sterling %	Local currency %
General insurance
United Kingdom	974	2,087	3,091	4,062	923	1,963	2,904	(6)%	(6)%
Ireland	82	174	252	326	71	146	215	(15)%	(18)%
United Kingdom & Ireland	1,056	2,261	3,343	4,388	994	2,109	3,119	(7)%	(7)%
Europe	410	726	982	1,295	435	764	1,033	5%	1%
Canada	454	1,081	1,635	2,176	470	1,126	1,718	5%	5%
Asia	6	11	17	22	3	7	11	(35)%	(36)%
Other	40	51	53	67	20	20	21	(60)%	(60)%
	1,966	4,130	6,030	7,948	1,922	4,026	5,902	(2)%	(3)%
Health insurance
United Kingdom	120	255	389	528	138	289	383	(2)%	(2)%
Ireland	40	57	76	102	36	52	71	(7)%	(10)%
United Kingdom & Ireland	160	312	465	630	174	341	454	(2)%	(3)%
Europe	83	123	161	218	89	135	179	11%	7%
Asia	27	50	79	98	35	47	69	(13)%	(13)%
	270	485	705	946	298	523	702	-	(2)%
Total	2,236	4,615	6,735	8,894	2,220	4,549	6,604	(2)%	(3)%

11 - Trend analysis of general insurance and health net written premiums - discrete

									Growth on 3Q12
	1Q12 Discrete £m	2Q12 Discrete £m	3Q12 Discrete £m	4Q12 Discrete £m	1Q13 Discrete £m	2Q13 Discrete £m	3Q13 Discrete £m	Sterling %	Local currency %
General insurance
United Kingdom	974	1,113	1,004	971	923	1,040	941	(6)%	(6)%
Ireland	82	92	78	74	71	75	69	(12)%	(16)%
United Kingdom & Ireland	1,056	1,205	1,082	1,045	994	1,115	1,010	(7)%	(7)%
Europe	410	316	256	313	435	329	269	5%	1%
Canada	454	627	554	541	470	656	592	7%	7%
Asia	6	5	6	5	3	4	4	(33)%	(34)%
Other	40	11	2	14	20	-	1	(50)%	(50)%
	1,966	2,164	1,900	1,918	1,922	2,104	1,876	(1)%	(2)%
Health insurance
United Kingdom	120	135	134	139	138	151	94	(30)%	(30)%
Ireland	40	17	19	26	36	16	19	-	(4)%
United Kingdom & Ireland	160	152	153	165	174	167	113	(26)%	(27)%
Europe	83	40	38	57	89	46	44	16%	11%
Asia	27	23	29	19	35	12	22	(24)%	(25)%
	270	215	220	241	298	225	179	(19)%	(20)%
Total	2,236	2,379	2,120	2,159	2,220	2,329	2,055	(3)%	(4)%

END

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 7 November, 2013
AVIVA PLC

By: /s/ K.A. Cooper

K.A. Cooper
Group Company Secretary